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                       THE OFFITBANK INVESTMENT FUND, INC.
             FORM OF AMENDED MULTICLASS PLAN PURSUANT TO RULE 18F-3
                    UNDER THE INVESTMENT COMPANY ACT OF 1940

                                  JUNE 23, 1999


I.   BACKGROUND

          This plan (the "Plan") pertains to the issuance by The OFFITBANK Investment Fund, Inc. (the "Company") of multiple classes of capital stock of each of its portfolios (each a "Fund" and collectively, the "Funds") and is being adopted by the Company pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the "Act").

          The Company's Board members, including a majority of its Directors who are not "interested persons" (as defined in the Act), have found that this Plan is in the best interests of each class individually and the Company as a whole.

          The Company's Charter authorizes the Board to classify and re-classify shares of each Fund. Pursuant to such authority, the Company offers Select Shares and Advisor Shares with respect to each Fund. In addition the classes noted, the Company also offers M.S.D.&T. Shares with respect to the OFFITBANK High-Yield Fund. REFERENCE SHOULD BE MADE TO THE COMPANY'S PROSPECTUS FOR FURTHER INFORMATION ABOUT THE COMPANY'S MULTIPLE CLASS STRUCTURE.

II.  ELIGIBILITY

          Select Shares may be purchased by investors who are able to meet the high initial investment requirements of Select Shares and to existing Select Shares shareholders in connection with additional investments and the reinvestment of dividends on outstanding Select Shares. Select Shares may be purchased from OFFIT Funds Distributor, Inc. Advisor Shares and M.S.D.&T. Shares may be purchased from Shareholder Servicing Agents selected by the Company, or through selected security dealers or agents.

III. SALES LOADS

          Select Shares, Advisor Shares, and M.S.D.&T. Shares are sold without the imposition of a sales charge.

IV.  DISTRIBUTION FEES

          A. The Select Shares and the Advisor Shares are subject to the Plan of Distribution, dated as of February 7, 1994 and as amended on April 3, 1997, as adopted pursuant to Rule 12b-1 under the Act.


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V.    ALLOCATION OF EXPENSES

          Expenses of the Funds are borne by the various classes of shares of the Funds on the basis of relative net assets, except that (i) Advisor Shares and Select Shares bear their own fees and expenses pursuant to the Plan of Distribution and (ii) expenses which are specifically attributable to a particular class of the Funds' shares would be allocated directly to the particular class to which they are attributable.

VI.   VOTING RIGHTS

          Except as described in the Funds' Plan of Distribution, all shares of the Funds have equal voting rights and will be voted in the aggregate and not by class, except where voting by class is required by law. The Select Shares and Advisor Shares each have exclusive voting rights under the Plan of Distribution with respect to matters pertaining solely to one or the other of the classes of the Funds' shares under the Plan.

VII.  EXCHANGE FEATURES

          Shares of each class of the Funds shall have such exchange privileges as shall be approved by the Funds' Board of Directors from time to time and as set forth in the prospectus pertaining to each Fund.

VIII. AMENDMENTS

          No material amendment to this Plan may be made unless it is first approved by a majority of both (a) the full Board of Directors of the Company and (b) those Directors who are not interested persons of the Company, as that term is defined in the Act.


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